INVEST IN **OLLO FOOTWEAR**

Shoes for Superhumans!


SHOES FOR
SUPERHUMANS

ollopk.com Los Angeles CA

LEAD INVESTOR



Loic Giorgi Loïc Giorgi

I am a pro athlete and acrobat, a Ninja Warrior finalist, and a World Chase Tag champion. I own Urban Corp, a thriving and influential ninja and parkour gym in France. I've been a fan and user of OLLO footwear for some time and have seen the brand become very popular with athletes at Urban Corp, across France and the rest of Europe and in the USA, OLLO's home country. I am 100% convinced the OLLO brand is already an important part of the fabric of these communities and will continue to be a game changer in the future of these sports. OLLO has made a huge impact on performance with footwear that provides athletes a real advantage. I invested in OLLO because I believe in their commitment to continuing to build amazing products, and their clear vision for growth in a quickly expanding market.

Invested $15,000 this round

Highlights

1. CEO was instrumental in building four footwear brands into multi-million dollar businesses.
2. $1,850,000+ lifetime revenue.
3. As worn on ESPN, World Chase Tag, American Ninja Warrior, Red Bull AOM, NBC Sports.
4. Over 24,600 pairs sold to date.
5. 800% sales increase since launching our Alpha style in November 2021. The Alpha is Hot!
6. Recognized as the top footwear brand in the rapidly growing movement sports market.
7. $31 billion addressable market opportunity within a $365 billion global market.

Our Team



William Howes Founder/CEO

Chip (William) has grown multiple footwear brands by 20x or more. With 25 years of experience in the footwear business, from sourcing to retail, Chip has a comprehensive end-to-end understanding of the industry and knows what makes brands successful.



Gregg Witt Strategic Marketing

Gregg has over 16 years of experience in youth insights, brand strategy, and marketing activation. In 2016, he was named a Top Youth Marketer To Follow by Inc. Magazine, and in 2017 made the Forbes list of leading Generation Z experts.



Howard Lu Development and Production

Howard is a veteran designer and developer with two decades of experience creating products for the athletic fashion industry. His expert understanding of production methodologies allows him get product made to the highest standards.



Mark Toorock Sports Strategy

Mark is the founder of American Parkour, the first parkour community in the US. He brought parkour to the mainstream media through television series and advertising for major brands. He recently created parkour curriculum for schools in the DC area.

OLLO | Run Everything


EMERGING SPORTS
NEED THE PERFECT SHOE

A group of emerging sports, often referred to as movement sports, have been in need of a performance shoe that functions at the same high level as the athletes involved. As these sports have grown and become more sophisticated, so have the training and competitions that have cropped up around them. The only

equipment required is a pair of shoes, and now that things are getting serious, the footwear needs to be designed and purpose built for these superhuman athletes.

Movement Sports

- Parkour and Freerunning
- Ninja Warrior and Obstacle Course Racing
- World Chase Tag™


OLLO® FOOTWEAR
RUN EVERYTHING


ALPHA
0110 / HIGH GRIP


SAPIEN X
MICHELIN



SHOES DESIGNED FOR SUPERHUMANS

OLLO shoes are the result of ongoing and rigorous research and development with an international team of Parkour, Freerunning, Ninja Warrior, and World Chase Tag™ athletes. We take into consideration how they move and the environments in which they train and compete.

Shoes are the only equipment that these athletes use, and OLLO is their brand of choice.


TRACTION
MOMENTUM


2022
8x
SALES
INCREASE
SINCE THE LAUNCH OF
OUR ALPHA STYLE



WE'RE GROWING QUICKLY

Athletes worldwide have chosen OLLO as their go-to footwear brand when style and performance matter. It shows in our growth.

Since the release of the OLLO Alpha in November 2021 until the close of 2022, our sales have grown by 8x. With the upcoming release of our new products, the SapienX and the Whiz and Send kids shoes, we expect dramatic growth again in 2023.


Red Bull
Dom di Tommaso Parkour: Playing The City Of Gold In Joha...
Watch later
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JOHANNESBURG
PARKOUR
Watch on YouTube

VISUALLY COMPELLING

OLLO can be found internationally at Parkour/Freerunning and Ninja Warrior competitions and on the Quad at World Chase Tag™ events. Because these sports are so visually compelling, OLLO receives a lot of commercial exposure in brand advertising simply by being the footwear of choice for top athletes.


WHERE YOU'VE SEEN OLLO®


WHAT
MAKES US
SO SPECIAL?


Reinforced 2 layer
TPU molded eyerow
Full length
0110 / HIGH GRIP
Rubber outsole
One Piece
High Abrasion
Tech Mesh upper
Nylon webbing
Heel pull
High frequency welded
Toe abrasion protection
Two layer
Heel stabilizer
Protective rubber
Toe cap
Midfoot stability
TPU strap
Injection molded
Engineered
Midsole
ALPHA
0110 / HIGH GRIP

SUPERIOR PRODUCT

Our global athlete team provides feedback at every phase of development, from

Our global athlete team provides feedback at every phase of development, from concept through prototype testing, and finally to finished product. OLLO shoes are designed from the ground up with specific consideration to each component used, to create stylish performance footwear that is comfortable enough for all day wear.

FIRST TO MARKET

Over the past 8 years we have built a strong foundation for OLLO and continue to grow our presence. We have built global brand awareness as movement sports have grown. We exist as the first to market footwear brand in this space. The only equipment needed for movement sports is footwear, the product OLLO makes. We are now poised for rapid growth both within these sports and in the aspirational / lifestyle markets that surround them.


PERFORMANCE
+CULTURE
Coins

AUTHENTICITY MATTERS

In movement sports, performance and culture are intertwined.

We have a deep and authentic level of engagement with the global community. Our conversation continually assists us in our market research and operational decisions, and informs our holistic design approach. We immerse ourselves in the functional and performance needs of movement sports and in the culture and style aspects as well.

The position that OLLO owns in the movement sports world, would be difficult for an entering brand to replicate, and makes OLLO a great target for buy in by a big footwear brand looking to enter the market with credibility and scalability.


Red Bull
AMERICAN
NINJA

THRIVING ON SOCIAL MEDIA

Movement sports popularity is evidenced on social channels, where top athlete Dom Tomato has 1.7M followers gripped by his content on Instagram.

- On TikTok alone, #parkour has 39.0B views, #ninjawarrior 3.2B, and #worldchasetag 187M views.
- 8.5M+ Instagram posts exist using #parkour and #freerunning.
- World Chase Tag™ has 1M subscribers on YouTube
- On YouTube the most popular parkour and freerunning videos get more than 2M views a month.


BUSINESS MODEL:
OWN THE NICHE
EXPAND TO THE STREET


Partner Sites
35%
Wholesale
10%
55%
OLLO Website
$110
AOV
$28
COGS

STRONG D2C POSITION

Our D2C margins are between 3.5 and 4.5x landed cost. We sell 55% of our products via our own websites in the US and Europe, 35% through partner sites including Amazon. Our online sales focus has allowed us to maintain a lean operating model with minimal overhead costs.

- DTC business fulfilled through warehouses in the US and Europe
- Broad reach DTC sales through global partner websites including Amazon

KEY WHOLESALE PARTNERSHIPS

OLLO is continuing to expand into wholesale at parkour, freerunning, and ninja warrior gyms around the world. This provides us the benefit of having retail space for our product in the same space that athletes train and helps us develop a powerful frontline marketing presence.

NEW MODELS
COMING SOON!



Purpose built Ninja Warrior model	Purpose built Kids model	Purpose built Kids model



NEW PRODUCT WITH A BUILT-IN AUDIENCE

OLLO SAPIENX - A new shoe focused on the performance needs of Ninja Warrior and OCR athletes. We are now perfecting the grip of the SapienX sole with the rubber compounding experts at Michelin. The SapienX will take Ninja athletes, and OLLO as a brand, to the next level.


MICHELIN
MICHELIN

OLLO WHIZ and SEND - New kids shoes designed and developed for young parkour and ninja athletes. These high performance and affordable kids shoes will dramatically increase our sales as kids make up 60-80% of total membership at most parkour and ninja gyms.

> *Forward looking projections cannot be guaranteed.*




AMERICAN
NINJA


THE MARKET OPPORTUNITY
IS HUGE!

WE ARE IN THE RIGHT PLACE AT THE RIGHT TIME

Movement sports are experiencing faster YOY global growth than any other sport segment. Both Ninja Warrior and Parkour are being considered as Olympic sports.

ASPIRATIONAL / LIFESTYLE MARKET IS MASSIVE

The high visibility of movement sports on traditional and social media, combined with superhero appeal, create a massive aspirational market for OLLO. Similar brands who focus on sports like skateboarding for example, find that upward of 80% of their revenue is generated by customers who don't skate but rather aspire to the lifestyle and culture of the sport.


$365B
global footwear market
$31B
athletic footwear market
$250M
target market


COMPARATIVE ATHLETIC
FOOTWEAR BRANDS
10 YEARS OR LESS IN THE MARKET
$947M
$1.13B
HOKA
2022 revenue
2022 revenue

CASE STUDY

HOKA and ON Running are both relatively new brands to the market and were initially niche running brands embraced by athletes for their unique approaches to performance. They quickly gained popularity outside of their core performance market, and drew the attention of aspirational and lifestyle consumers who were looking for a unique expression.

Although very different from each other, both brands offer an alternative to the massive brands that dominate the athletic footwear market, and prove that there is always a place to play, and to generate significant revenue, for emerging brands with a point of view.

3 YEAR REVENUE PROJECTIONS


$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
0
2022
2023
2024
2025

Forward looking projections cannot be guaranteed.

GROWTH PLAN

GROWTH PLAN

- Expand product offering.
- Lead sponsorship for World Chase Tag™, and other regional, national and international parkour and ninja events and competitions in the US, Europe, UK and Asia.
- Create OLLO branded events in the US, Europe, UK and Asia.
- Develop long term, quality, international distribution partnerships.
- Invest in a multi-platform digital marketing / acquisition strategy.

OUR TEAM



William (Chip) Howes
Founder / CEO

Chip has been designing and bringing footwear to market for 25 years. He has worked primarily in the action sports and street fashion arenas, creating best-selling products for brands including, Burton, DC Shoes, TOMS shoes, REEF, O'Neill, FEIT, and others. He and his team are now focused on the challenge of making footwear for the new generation of 'movement athletes', whose only equipment requirement IS shoes. Footwear design has been Chip's passion since winning a Reebok sponsored design competition as a student at the prestigious Art Center College of Design in Pasadena, California, and spending the following summer doing a design internship at Reebok headquarters in Massachusetts. Chip was trained as an industrial designer, but his experience for over two decades has put him in the boardroom of numerous brands as a key strategist on brand growth.



Howard Lu
Development and Production

Howard Lu is an alumnus of the Art Center College of Design. He is a veteran product designer and developer with two decades of experience creating products for numerous brands in the athletic fashion industry, both in the US, and in China. Howard's unique skill set bridges the chasm between concept and manufacturing and he has spent the past 10 years in China building business and manufacturing relationships. He is expert at sourcing and his understanding of production methodologies allows him get product made to the highest standards. He has worked with Chip Howes, the founder and CEO of OLLO Footwear, for 20 years.



Gregg L. Witt
Strategic Marketing

With over 16 years of experience in youth insights, brand strategy, and marketing activation, he is a renowned cultural marketing strategist and international public speaker. In 2016, he was named a Top Youth Marketer To Follow by Inc. Magazine, and in 2017 made the Forbes list of leading Generation Z experts. In 2018 he co-authored the Gen Z Frequency for Kogan Page, a comprehensive guide to engaging youth culture. He frequently appears in national media as a youth trends expert. A short list of past clients includes Autodesk, AwesomenessTV, College Board, FunnyOrDie, Glaceau Vitamin Water, HBO, Hollister, Partnership for Drug-Free Kids, Procter & Gamble, Qualcomm, Tony Robbins, and The Walt Disney Company.



Mark Toorock
Sports Strategy

Mark Toorock is the founder and CEO of American Parkour, the first organized parkour community in the US, now over 165,000 followers strong. In 2003 Mark was working in London as a technology manager for an investment bank when he discovered parkour, reminding him that his true passion was movement, teaching, performance, and building. He brought parkour to the mainstream media through television series on broadcast networks, high profile performances, and advertising for major brands. American Parkour's focus in recent years has been bringing parkour to schools and designing equipment that supports the joy of movement that early parkour training can bring to kids. APK's curriculum can now be found in over 50 schools throughout Washington DC and Maryland.




WE'RE NOT SLOWING DOWN
NOW IS THE TIME TO INVEST

OLLO SEEKS $500K TO TAKE US TO THE NEXT LEVEL

We need your investment to introduce key new products to our lineup, build out our wholesale and affiliate networks and to fund our marketing initiatives.

We believe that with the introduction of our new products and our marketing push, we'll see annual sales trending toward $2 million in 2023 (not guaranteed).


OUR INVESTMENT PHILOSOPHY

EXIT STRATEGY

We're staunch believers that companies should only raise money if they are firmly committed to delivering a return to each and every investor. As such, our goal is to bring OLLO to the public markets or to be acquired in partnership by a major footwear brand within 3-4 years time. We can't predict the future, but our management team now works for YOU — and we will work tirelessly to get you the best return on your investment.

the best return on your investment.

VALUATION

It's also worth mentioning that despite being told that we could raise at twice the valuation cap we selected, we chose to price this round very conservatively.

We chose this for two reasons. The first is that we want our earliest supporters to get a great deal, so that you feel valued and are properly rewarded for believing in us.

The second is that our executive team has been around the block, and we've seen what happens when entrepreneurs over-value their companies — creating a lot of problems down the line for future financings and/or exits. By pricing conservatively, we aim to set the stage for the best possible outcomes — for everyone involved.

We can't wait to have you along for the ride!

Downloads

Foreign Investor Guide.pdf

OLLO version française.pdf